Filed by Avid Technology, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company:  Pinnacle Systems, Inc.

Commission File No.:  000-24784

AVID TECHNOLOGY INCORPORATED

Moderator: David Krall

03-21-05/7:30 a.m. CT

Confirmation # 7229543

TRANSCRIPT FOR JOINT CONFERENCE CALL

Avid Technology, Inc./Pinnacle Systems, Inc.

8:30 a.m. EST

Operator:  Good day and welcome everyone to the conference call to discuss Avid Technology to Acquire Pinnacle Systems.  Today’s call is being recorded.

For opening remarks and introductions, I would like to turn the call over to Mr. David Krall.  Please go ahead, sir.

David Krall:  Thank you and good morning.  I’m David Krall, President and CEO of Avid Technology; and with me on the call are Patti Hart, Chairman and CEO of Pinnacle Systems; Paul Milbury, CFO of Avid; and Mary Dotz, CFO of Pinnacle.  We’d like to thank you for joining us today.

As you know, we’re here to discuss this morning’s announcement that Avid has entered into a definitive agreement to acquire Pinnacle.

In a moment, I will provide you with an overview of the agreement and talk about the strategic opportunity that it represents for Avid.  Then I’ll turn the call over to Patti, who will share her perspective on what this transaction means for Pinnacle’s business.  And finally, Paul will review the terms of the transaction and discuss its financial impact on Avid.

Following our prepared remarks, we will be happy to take your questions.  Please note that the information discussed today is current as of March 21, 2005.  Remarks made on this call may include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to the possibility that the transaction will not close or that the closing will be delayed due to antitrust regulatory review or other factors; the challenges and costs of assimilating the operations and personnel of Pinnacle; the ability to attract and retain highly qualified employees; competitive factors, including pricing pressures; reaction of customers of Pinnacle and Avid and related risks of maintaining preexisting relationships of Pinnacle; fluctuating currency exchange rates; adverse changes in general economic or market conditions, particularly in the content-creation industry; and other one-time events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and to be more specifically set forth in the Joint Proxy Statement/Prospectus to be filed by Avid and Pinnacle with the SEC.

In addition, any forward-looking statements in our remarks represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date.  While we elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so even if our estimates change.  And therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Now let’s talk about the acquisition.  As we stated in our press release, Avid has entered into a definitive agreement to acquire Pinnacle in a cash and stock transaction valued at approximately

$462 million.  Paul will review the details of the transaction shortly.  So what does this mean for Avid?

We see this acquisition as the next logical step in our long-term strategy helping our business to grow in two key areas – consumer and broadcast.  Just as our acquisition of M-Audio in 2004 brought us into the consumer audio business, by acquiring Pinnacle and its consumer video business, Avid will be able to tap into the next generation of video editors while they are still learning their craft.

Pinnacle has millions of customers in this segment.  While not all of them will move up to Avid’s professional post-production solutions, most future professionals will have their first experience with nonlinear editing at an early stage, often in their teens.  This creates a large potential customer base for Avid’s professional post-production business.

Likewise in broadcast, Pinnacle’s products give us more options to sell to our current broadcast customer base and will allow us to tap into Pinnacle’s customer base as well.  We think it would be hard to find a more complementary match for these two businesses than what this combination provides.

Looking back for a moment, in the five years since we laid out this long-term growth strategy, we’ve leveraged our talent and technology across the entire business and pursued opportunities through a combination of internal development and strategic acquisitions.  Initially we focused our efforts on strengthening our core professional video, broadcast, and computer graphics businesses.

We invested $50 million in research and development to create a technology platform that we felt would help us maintain our leadership in the professional video industry, and the result was the

Avid DNA product family which we rolled out in April, 2003.  In the two years since then, Avid DNA has driven much of our success in the video industry.

More recently, we’ve built on our strong foundation in the professional video and audio industries by expanding into the consumer space.  Our first major move in that direction was our acquisition of M-Audio, a leading provider of digital audio and (Niti) Solutions for the home studio segment.  As I mentioned earlier, we see a similar opportunity with the Pinnacle product line in the consumer video industry.

It’s worth pointing out that Pinnacle has been very successful in this segment, having shipped more than 10 million units of powerful desktop editing tools like Pinnacle Studio and Pinnacle Liquid Edition.  As more and more content is captured on a wide range of digital devices from cell phone cameras to digital still cameras that shoot video to affordable consumer HDV cameras, there’s an opportunity for us to target that next generation of users and bring them into the Avid family.  Once this acquisition is complete, we plan to operate a consumer video division that builds on Pinnacle’s strong foundation in this area.

At the same time in our professional broadcast business, we see an opportunity for the Pinnacle product line to complement our end-to-end production work flow, which has been the foundation of our success in that industry.  With more and more broadcasters converting their analog pipelines to digital production environments, there’s a growing demand for specialized tools that work together in an integrated environment.

While our broadcast solution leverages our digital editing, shared storage, and asset management technologies, we feel that Pinnacle products like the Deko (On-Air Graphics System) and the MediaStream Playout Server provide key pieces of the puzzle for us.  We’re looking forward to the opportunity to integrate these products into our pipeline and deliver even greater value to our broadcast customers.

On an operational level, we expect to derive savings from a number of sources, including reducing public company expenses, combining infrastructure functions where appropriate, and providing our global sales teams with a broader portfolio of product offerings.

Over the past five years, Avid has increased its profitability and shareholder value by growing our top line, expanding our gross margin, and leveraging our talent and technology across the entire company.  By working with the dedicated team at Pinnacle, we’re confident that together we can succeed with the same strategy following the completion of the transaction.

I’d now like to turn the call over to Patti, who will provide her perspective on what this acquisition means for Pinnacle.

Patti Hart:  Thank you, David, and good morning, everyone.  I’d like to start by saying how excited we are to be joining the Avid family.  We believe that this transaction creates significant value for our shareholders and provides excellent opportunities for continued growth in the combined company.

As you know, Avid has a rich tradition of technological innovation that parallels our own award-winning heritage in the professional broadcast and consumer video industries.  Just as importantly, Avid has a clear and compelling vision for the future of the industry and one that resonates with us here at Pinnacle.  By bringing our companies together, we feel that we’re providing our customers and shareholders with a richer set of offerings within an organization that has the strength and experience to realize their full potential.

In the broadcast business, we have prided ourselves on developing award-winning (point) products for the production of news, sports, and other live programming.  As part of Avid’s workflow, our products stand to reach a broader base of customers.  And given Avid’s expertise in the broadcast industry, those products are positioned to deliver even greater value through increased integration and other refinements.

In a similar way, we see our consumer video business as a natural extension of Avid’s line of low-end professional video editing solutions.  As David noted, in recent years there’s been an explosion in the amount of video footage that is captured by consumers using a wide range of new digital devices.

Capitalizing on this demand, we’ve grown our consumer video business, shipping more than 10 million units, and our products in that space like Pinnacle Studio and Pinnacle Liquid Edition are very well respected in the industry.  As the foundation of the combined company’s new consumer video division, we expect these products to continue providing our customers with easy-to-use tools for telling their stories.

In closing, I’d like to say that we see this combination as the right move forward for Pinnacle, and we’re excited about the possibilities that it will provide for our business and our customers.  With that, I’d like to hand the call back to David.  David?

David Krall:  Thank you, Patti.  I’d now like to turn the call over to Paul, who will review the terms of the acquisition and provide some comment on the transaction’s impact on Avid’s financial outlook.  Paul?

Paul Milbury:  Thanks, David.  As we said in today’s press release, under the terms of the agreement, Pinnacle shareholders will receive .0869 shares of Avid stock and $1 in cash for each Pinnacle share.  At closing, Avid would issue approximately 6.2 million shares and pay 71.3 million in cash for a total value estimated at $462 million, based on Avid’s stock price of $62.95 at market close on Friday, March 18, 2005.

Upon completion of the transaction, the 6.2 million shares to be issued to Pinnacle’s former shareholders will represent approximately 15 percent of Avid’s outstanding common stock.  To put that ownership level into perspective, if we combined Avid and Pinnacle revenues for the calendar year 2004, Pinnacle’s revenues would have represented more than 30 percent of the revenues of the combined company.

On a gross profit basis, the figure is slightly under 30 percent.  One of the obvious opportunities of this combination is to leverage Avid’s infrastructure and scale in order to take more of Pinnacle’s gross profit to the bottom line.  The acquisition is subject to satisfying a number of closing conditions including shareholder and regulatory approval.

We expect to prepare and file a Form S-4 for the transaction with the SEC over the next three to four weeks.  Under the terms of the agreement, both companies swill hold shareholders meetings within 45 days of the S-4 becoming effective.  Therefore, in the best case scenario, this transaction is expected to close in late June.  However, for purposes of estimating dilution or accretion, we are assuming the transaction closes on July 1, 2005.

Avid expects that the acquisition excluding acquisition-related charges to be dilutive to our pro forma earnings per share in the third quarter and accretive in the fourth quarter, resulting in full-year 2005 pro forma earnings per share of approximately $2.70 per diluted share.  In 2006, Avid expects the transaction to be approximately 10 cents accretive, resulting in pro forma earnings per share of approximately $3.20 per diluted share.

In the quarter in which we close the transaction, I would expect that we would incur significant non-recurring acquisition-related charges for in-process R&D and amortization of intangibles.  At this time, we don’t have a precise estimate of these charges.

At the present time, considering all of the relevant factors, we do not expect that this transaction will impact our U.S. tax accrual in 2006.  And finally, we would expect our cash position to be in the range of $280 to $300 million at the end of 2005.

David Krall:  Thank you, Paul.  That concludes our prepared remarks.  We’d now be pleased to take your questions.

Operator:  Thank you.  The question-and-answer session will be conducted electronically.  If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone.  If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment.

And we’ll take our first question from Paul Coster with JP Morgan.

Paul Coster:  Yes, good morning.  Can you hear me?

David Krall:  Yes.

Paul Coster:  Hi.  Good morning.  OK, first question – David, I want to take you back a little way to about 18 months – two years ago when you at that time felt that the consumer business on the video side was not particularly appealing, and in fact you brought out freeware to sort of try and capture those early users.  What has – what has changed since then?  It seems a little inconsistent.

David Krall:  Yes, great question.  You know, we’ve actually been looking at the consumer business for a while.  In fact, if you go before the year 2000, Avid actually made its initial foray into the consumer video-editing business with a product called Avid Cinema.

At the time that we did that, the reason for doing it was strategically important in the sense that it was a way to address the new base of users who were just learning their craft at an early age.  But Avid didn’t have a way of profitably serving that customer segment.  And later in the year 2000, we actually decided to get out of that business.

However, we’ve been closely monitoring that segment for quite a while and we’ve been seeing a lot of increased activity there on both the user side from the point of view of their being many new ways to acquire video and more people looking for ways to edit and move that video.  And also from a competitor point of view, we’ve seen a number of things happening of consolidation in that space.

And I could give you some examples.  You’re probably familiar that Vegas, which used to be owned by Sonic Foundry, is now owned by Sony.  Media Creator, which used to belong to (Rockfield), is now owned by Sonic.  You probably saw that on Friday, InterVideo just bought (New Lead).

So I think that it’s a trend that is happening in this industry and that the best place for this technology to exist is actually within a more diversified business.  So I think what we’re doing is consistent with our long-term strategy and also fairly consistent with what else is happening in the industry today.

Paul Coster:  OK.  Two other real quick questions – Paul, can you just tell us how much cash you’re acquiring.  I think Pinnacle’s sitting on a fairly sizeable chunk of cash at the moment.  Is that right?

Paul Milbury:  Yes, I think in their last reported results, it was over 90 million, but I believe that they’ve announced that they’ve divest – made some divestitures in between then and now that would add to that cash.

Paul Coster?  OK, and then last question is Deko and MediaStream are already well integrated with the Avid environment.  I’m not quite sure that – you know, that there’s much engineering effort to be done there.  You depicted it as if there was some work to be done.  Could you just sort of clarify that, David?

David Krall:  Sure.  Just commenting, I mean Deko certainly intregrates with our iNews solution today and that is a way that customers currently do use that product collaboratively with Avid-based solution.  However, if you think about the things that we could do moving forward using common media and metadata formats, there’s a lot more we can do to increase the level of integration and deliver seamless interop in the future.  So I think that that’s something that from a product level we will be able to offer to our customers.

And then, obviously, the other thing that comes out of this is the leverage we get with our sales force to simply being able to have more things in their bag that they can go sell to customers.  I think it significantly increases the productivity of our field sales force.

Paul Coster:  Great.  Thank you very much.

David Krall:  You’re welcome.

Operator:  Thank you.  We’ll take our next question from Steven Frankel with Adams Harkness.

Steven Frankel:  Hi, David.  Couple questions – could you compare and contrast your server business and the MediaStream business?  And then, customer overlap – are there significant Pinnacle customers that you’re not penetrating today?

David Krall:  OK.  From a MediaStream point of view, MediaStream is more of a standalone Playout Server as opposed to what we have today, which is AirSpeed, which basically works integrated tightly in an Avid (community) environment.  And we actually find customers needing both.  In fact, it’s not uncommon for a customer to buy products from Avid and have them working side-by-side with Pinnacle products.

Give you example is (TVB) over in Asia, they bought a complete Avid end-to-end newsroom solution, but then they bought Pinnacle for their Playout Servers.  That’s not atypical, and we see opportunity to leverage that sort of configuration in the future as we go out and sell our products.

In terms of customer overlap – probably going to sound like a quote from Yogi Berra, but it would be safe to say that about 90 percent of Pinnacle’s revenue is 100 percent complementary.  So if you think about the markets that they serve, in the consumer base, that’s really not a place where we sell products into today.

And then likewise in broadcast, if you look at the majority of where Pinnacle’s current revenue comes from, it’s in non-overlapping product.  So we see this as an ability to expand our overall revenue and also to reach out to new customers.

Steven Frankel:  I guess I was more honing in the customers.  Obviously they’re in a different segment in broadcast, but in broadcast, are there broadcasters today that where they do a meaningful amount of business and you don’t?

David Krall:  Yes, there are.  And in fact, there are broadcasters where we are in their post-production suites where they’re doing packages and promos, and Pinnacle might be used for Playout, for example, or for editing of news stories, and vice versa.  So we have customers that we could leverage Pinnacle’s products into.  So when we think about the opportunity for cross-selling, that was actually one of the benefits that we were pursuing with this proposed transaction.

Steven Frankel:  OK, and then the last question, for Paul – in your assumptions of accretion for next year, what kind of run rate are you assuming for Pinnacle’s business?

Paul Milbury:  We will have more specific guidance when the transaction closes, and at this time, we’re not prepared to put out any specific number for the top line.

Steven Frankel:  OK, great.  Thanks.

David Krall:  Thank you.

Operator:  Thank you.  We’ll take our next question from Gene Munster with Piper Jaffray.

Gene Munster:  Good morning, everybody.  Just actually a follow-up on Steve’s question in terms of the cross-selling opportunity.  David, can you, I guess, from Pinnacle’s perspective, you know, obviously there’re a lot of Pinnacle products that can be sold into Avid’s base because you guys have been gaining share the last couple years, but do you have just a rough number in terms of how many on the broadcast side, you know, (might have been) potential Vortex customers that you’ll now inherit?

David Krall:  Well, I don’t think that Pinnacle has published those numbers publicly.  But, you know, I think that your first statement is correct, that Avid’s overall share in that market is larger than Pinnacle’s – in fact, that we have a leading share in the end-to-end newsroom marketplace.

However, there are a number of customers that we’ve found in looking at this opportunity who in particular are in the lower end market, which has not been a prime area of focus for Avid initially, which we think we will be able to tap into as a result of moving forward with this transaction.

So if you think about the smaller facilities who are looking for just more cost-effective solutions that maybe have different set of capabilities than what a full end-to-end Avid newsroom solution would have, we see those as being potential new customers for the Avid family.

Gene Munster:  OK.  You don’t have any idea how many that could be?

David Krall:  No, I wouldn’t quantify it at this time.

Gene Munster:  OK.  And then – and just in terms of, obviously, your – you know, the core engine with Adrenaline and also Unity – would ultimately you be moving some of Pinnacle’s editing products in Vortex to those platforms?  Will those platforms basically shift over?  Are you guys basically going to support those, too?

David Krall:  Well, yes, this is another area which, just due to the nature of the deal, obviously both companies need to operate as independent businesses until the time that the transaction closes, so we really just can’t comment on any specific approach that we would take in terms of customers and whether or not we would be transitioning them.  But I think the spirit of what you’re talking about is that what we will be able to do is obviously have a broad array of products that we can sell to current and future customers.

Gene Munster:  OK, and just very big picture-wise, obviously you guys have been competing for a long time.  Who do you kind of see now as your big competitor?

David Krall:  Well, again, I’d go back to the comment I made earlier.  It’s interesting to see that 90 percent of our revenue, when we looked at Pinnacle’s current revenue, would be complementary to Avid’s revenue, so it’s actually hard for me to think of Pinnacle directly as a competitor.  I think historically that may have been more of the case, but over the past five years, I think our two businesses have grown in complementary direction.

Gene Munster:  OK.

David Krall:  In terms of where things go to moving forward, I think we will continue to have the same other competitors that we’ve traditionally had.  (Thompson) in broadcast, for example, is a company we pay attention to.  Obviously Sony, Apple – other larger companies who compete in different markets at the same time.  So we just will look at this now with a collective strength of both Avid and Pinnacle working together.  And I think that this positions us very well, in fact, to face the competition in the future.

Gene Munster:  OK, excellent.  And I guess one final, I guess, hopeful data point here.  If you look at the character generators, obviously they’ve been very strong for Pinnacle and they’ve kind of dominated that market.  Do you have any idea what percentage of your – of your installed base – David, your installed base uses Pinnacle’s character generators?  I mean just a rough number.  Is it 70 percent or 20 percent?

David Krall:  I think – well, that market traditionally – just the on-air graphics, in fact I guess I would key this up to if Patti had any comments to add to this when I’m done.  But if we look at the on-air graphics marketplace, we see traditional competitors.  Obviously Deko is a very strong brand there, but there’s also (Chiron) which is a strong historic brand, and (Biz RT), which is an up and comer.  There are also some other smaller companies getting into this space.

So I would say, in general, we tend to see a mixture of products from different suppliers.  But certainly as we go forward, I think there would be very interesting ways that we could provide more seamless interoperability with the Deko line of products.  I guess I’ll pass it over to Patti, as well, if she had any comment to make on the graphics market.

Patti Hart:  No, I mean I think you said exactly what I would have said, David.  And I think it’s less about, you know, the overlap, and it’s more, frankly, about the opportunity, as David has indicated, to provide kind of seamless interoperability end-to-end for our broadcast customers.  So I think in looking at this transaction, we haven’t – we haven’t focused our energy on areas that we’ve both been successful in, but we’ve focused on the voids of – in the market that together we can attack better than we could attack individually.

Gene Munster:  OK, and then – and then just a couple quick questions to Patti.  Are your plans – or just kind of big-picture, what are your plans relative to the new company?  Are you going to be around or …

Patti Hart:  Well, it’s just, you know, 6:00 a.m. here in California first day, so, you know, my responsibility between now and our shareholders voting for this transaction is to run Pinnacle as a stand-alone, independent company, and when our shareholders have voted “yes,” my role will change.  And I will be working between now and that time with David and his team.  My job for the next four months and then after that is to maximize the success of this transaction, and that’s what I’m committed to doing.

Gene Munster:  OK.  And I guess one more question for David.  I know this kind of was one of the first questions asked on the call, but in terms of the consumer side, Pinnacle has been going kind of for this kind of the – kind of the home convergence theme.

Do you see any – it’s probably still too early to really put a roadmap together here, but just that plan that’s been laid out, do you see the Avid/Pinnacle team executing that plan or is kind of everything potentially going to get tweaked here as you guys get into the businesses?

David Krall:  Well, I think you set it up correctly, that there’s a lot of work that we’re going to have to do to make sure we fully understand the business.  And then, obviously, we can’t implement anything until the time of closing.

So all I can say is that broadly speaking, we were very excited what – about what we saw relative Pinnacle’s consumer business because we think they’ve got great technology, great market penetration, great market position, fantastic distribution here and in Asia, and in particular in Europe, and then, obviously, strong teams of engineers and folks who understand the consumer industry very well who will now be part of the Avid team.

So we’re very excited about jumping in with both feet as we go through this transition period and making those plans.  So it’s obviously too early right now to comment on anything specific we’d be doing relative to convergence, but I think that the nice thing is that it’s very clear that there’s lots of opportunity and that Pinnacle’s consumer business is very, very well positioned right now.

Gene Munster:  Great, thanks.

David Krall:  Thank you.

Operator:  Thank you.  We’ll take our next question from Chris Rowen with Robinson Humphrey.

Chris Rowen:  Hi, guys.  I guess I’m having a little trouble with the M-Audio analogy.  I would image that M-Audio musicians, probably most of them aspire to be professionals but not sure everybody editing their kid’s birthday video is heading to Hollywood, and I’m wondering – I understand kind of the strategic desire to do this, but does this really give you any added ammunition in terms of, you know, fighting against the – all the young editors that are training themselves on Final Cut?

David Krall:  Well, let me address the first part of your question.  If you – if you think about Avid’s business let’s say 10 years ago, Avid sold products that were expensive, in general.  They were in the $50 to $100,000 range for a very sophisticated professional editing system.

It’s very likely that nobody encountered that system unless they were a professional or somebody who was aspiring to be a professional but had access to capital.  But if you’re going to be editing on a $50 to $100,000 system, you need to have access to capital.

The point is that it’s very different in the world today.  And somebody is more likely to be first introduced to nonlinear editing in a school environment, either at the high school or college level.  And in fact, more recently, the first interaction that somebody would have with nonlinear editing is now in your teens with a system that you’ve bought at home.

And what we want to make sure that we’re doing is exposing them to the technology and the products that Avid has to offer so that they begin to become accustomed to what it’s like working with Avid’s products and become familiar with the Avid brand.

So certainly, your thesis is correct, that the vast majority of those folks will not become professional editors, but if you look at it the other way, the likelihood that somebody is a professional and never touches an editing system until they’re in their thirties is very small.  So we actually do believe that this was an important strategic move and that the first exposure people will have to nonlinear editing is going to be when they’re at much younger ages than it was simply a decade ago.

Chris Rowen:  OK and does that mean you’ll probably brand these new products as Avid products?

David Krall:  Well, there – we have no plans at this point to do – make any changes relative to the branding.  In fact, it’s – again, this is one of those areas that’s just too early in the transaction to comment on what we might do.

But certainly what we would be making sure we do is providing our customers with a rich experience that perhaps encourages them to move further along in the family of products.  The other thing that we would be doing is leveraging our technology, and I think there are lots of opportunities for cross-selling for people who are in video to look at other products that Avid would have to offer.

Chris Rowen:  OK, thanks a lot.

David Krall:  You’re welcome.

Operator:  Thank you.  We’ll take our next question from Brian Gagnon with Gagnon Securities.

Brian Gagnon:  Good morning.  Couple questions for you.  Paul, can you tell me what the NOL is at Pinnacle and whether or not that’ll transfer?

David Krall:  I think the last reported information on Pinnacle’s NOL indicated that they had about 78 million in NOL, which will – while does transfer.  There are limitations under the IRS Code as to how quickly you can utilize that, but we will be able to get full value for that.

Brian Gagnon:  OK, good.  Second, David, and maybe Patti, can you tell me what the R&D pipeline kind of looks like at Pinnacle?  I know that R&D has been pulled down over the last couple years, but is there anything that’s been particularly interesting, David, as you looked at this and said, “Jeez, that’s something we might want to have?”

David Krall:  Well, I’ll just jump in first and just say I wish I could answer your question, but I can’t.  And it’s not because we haven’t looked very carefully at what’s in Pinnacle’s product pipeline, but just that we wouldn’t want to use this as an opportunity to pre-announce anything.  So I think just stepping back for a second and saying, you know, “Will both companies have interesting things to talk about at NAB?”  Of course, the answer is “Yes.”

And as we look into the future, obviously one of the things that you look at when you’re doing an acquisition is what is the company’s potential, both from a roadmap point of view and also from a talent and technology point of view.  And we think that there’s a very bright future in front of Pinnacle.  But, again, I wouldn’t want to mention anything in particular at this time.

Brian Gagnon:  So we’ll get some clue as we – as we see products at NAB?

David Krall:  Yes, absolutely.

Brian Gagnon:  OK.  Two more quick questions.  How much G&A do you think you’ll be able to strip out at this point?

Paul Milbury:  We’re not going to – we don’t have a specific number at this point, Brian.  But as we said in the press release itself, you know, Pinnacle’s business contributes a pretty substantial amount of gross profit to the combined companies if you were to look at that historically.  And obviously, when you put, you know, two big public companies together, there is going to be some overlap in that area.  And we expect to get some savings, but we’re not prepared to quantify at this point.

Brian Gagnon:  OK.  And lastly, David, maybe you can comment – are there still other products in the broadcast area that you think would be needed for your broadcast space?  I mean the products that you’re getting here from Pinnacle will be very nice.  Are there other ones that you’re still looking for?

David Krall:  Well, I think the answer to that question is always “yes” because I think there’s always more that you can provide to your customers.  There’s not something that we feel like we have to have, and I think what we would do moving forward is take the same approach of opportunistically looking at areas where by bringing it as part of the Avid family, we could add significantly increased value.

Certainly Pinnacle’s products met that criterion, and I think we would just simply go through the process which we typically do as we look forward to see if there are other opportunities.  There’s not something specifically, though, that I would – I would say that is a must-have at this moment.

Brian Gagnon:  OK.  All right.  Congratulations.  We’ll see you out at NAB.

David Krall:  Great.  Thanks, Brian.

Operator:  Thank you.  We’ll take our next question from Sasa Zorovic from Oppenheimer.

(Pria Barsamon):  Hi.  This is actually (Pria Barsamon) for Sasa Zorovic.  I was wondering if you could talk a little bit about the distribution for the new – the consumer products which you’ve acquired for Pinnacle.

David Krall:  OK, well, I guess I would ask if Patti just wanted to talk about the distribution.  Again, I’m assuming you mean the consumer channel.  Is that correct?

(Pria Barsamon):  Yes, the consumer channel.  How do you think it’s going to change going forward?  That’s not something that you’ve done traditionally because you were more broadcast-centric (though) you had M-Audio.  So how is it going to change for you going forward?

David Krall:  Well, our plan would not be to change the consumer channel.  I think Pinnacle has a very strong channel, and, in fact, that’s a competitive benefit that Pinnacle has is very strong distribution.  As I mentioned earlier, both in the U.S. and Asia it’s strong, and in Europe, I think it’s particularly strong.  But I’ll tee it up to Patti if you had anything to add.

Patti Hart:  No, I would say that there’s really not a change there.  I think, you know, as you know, we have a robust distribution channel in Europe inclusive of a very deep and broad geographic coverage using distribution dealers and retailers; similarly in the U.S. a very robust retail distribution channel.

We don’t see the market driving any change in that distribution channel and would not have recommended one in a stand-alone company.  And I think, then, it’s a matter of the senior management team at Avid looking for their own efficiencies there.  But we think that the channel as it exists today is efficient and effective.

(Pria Barsamon):  OK.  And also, do you see going forward any kind of rationalization, say, either in products or manpower after, you know, the deal closes?

David Krall:  We wouldn’t actually want to speculate at this point anything that would happen post-closing.

(Pria Barsamon):  OK.  OK, great.  Well, thank you.

David Krall:  All right.

Operator:  Thank you.  We’ll take our next question from Randy Scherago with First Albany Capital.

Randy Scherago:  Congrats, guys.  Quick question – as far as, like, hurdles between now and when you close it in July, any trust issues that might come up or due diligence – things that come up in due diligence?  Is there any sort of financial penalties that would be imposed if the deal falls through?

Paul Milbury:  There are regulatory approvals that we – that we need to seek along with shareholder approval, so Hart-Scott-Rodino U.S. antitrust regulatory approval, possibly some in Germany and other places in Europe, as well.  We don’t anticipate that any of those things are going to get in the way.

Randy Scherago:  If anything does get in the way in Europe, would there be any sort of financial penalty?

Paul Milbury:  There’s be no financial penalty if the – if the regulators wouldn’t allow this.  There is – there is – there are some breakup fees going both ways if companies decide to change their minds about proceeding, but none of us expect that to happen, either.

Randy Scherago:  Can you put a dollar value on that?

Paul Milbury:  I think it’s $15 million.

Randy Scherago:  OK, thank you.

Operator:  Thank you.  We’ll go next to Todd Coupland with CIBC World Markets.

Todd Coupland:  Yes, good morning.  Couple questions – are you able to discuss what the consolidated and/or targeted gross margin of the company will be?

David Krall:  We’re not – we’re not prepared at this point to be specific about that, but as we look out to 2006 and we blend in Pinnacle’s revenues which gross margins on average below what Avid’s base gross margins are, directionally our gross margins would be expected to be somewhat lower.

Todd Coupland:  OK, so would that be sort of a couple of points or 10 points?  Can you quantify that?

Paul Milbury:  It’s more like a couple of points than 10 points, but I’m – that’s just to sort of pick one of your two numbers.  It’s directionally lower, but, you know, two points might be in the ballpark, 10 points is not.

Todd Coupland:  OK, and secondly, are you able to just to talk about what led to this deal and did you look at sort of other opportunities that could bring products to your portfolio?

Paul Milbury:  The question was did we look at other opportunities before we did this deal.  I think David said earlier that we’ve kind of been thinking about the consumer market for some time, so clearly we have internally assessed, you know, a variety of alternatives over the recent months and last year or so.

David Krall:  I mean just to add to that, we’ve been looking strategically at the importance of the consumer vide editing marketplace and been seeing that it’s been a vibrant, growing market and of increasing importance.  When we looked at the ways to get into it, you always end up looking at the (make) versus buy versus partner questions.

If we wanted to create our own products, it would have taken years in development, and then secondarily after doing that, you’d take a while to develop your whole distribution channel.  What we found in Pinnacle was actually a very successful consumer business, a great product, and a strong channel, strong brand – all the things that we were looking for in this space.  And as a result, it was a very inviting opportunity for us.

Todd Coupland:  OK, great.  Thanks a lot.

Operator:  Thank you.  We’ll go next to Del Warmington with Delwar Capital Management.

Del Warmington:  Hi, yes.  One question – was it Avid who initiated the deal or was it Pinnacle?

David Krall:  I would say we really can’t – or comment specifically on how this deal came about, but I would just say if you think long-term, this has been a match that has been something that has made sense for a long time and was of interest for both companies.

Del Warmington:  Thank you.

Operator:  Thank you.  We’ll take our next question from Paul Glazer of Glazer Capital Management.

Paul Glazer:  Hi.  Are there any balance sheet conditions and has due diligence been complete?  Are there any income or profitability or revenue targets that Pinnacle has to reach?

David Krall:  No.  Due diligence is essentially complete.  You know, we’ve signed the merger agreement as of yesterday.

Operator:  And we’ll move on to Louis Sarkes with Chesapeake Partners.

Louis Sarkes:  I, too, was going to ask about the background on how the deal came together.  If you could, you know, just tell us that.  And also, who were the advisors working for each side?

Paul Milbury:  Avid used Piper Jaffray was our advisors.

David Krall:  Yes, and regarding the background of the deal, that’s actually information that we’re going to wait for the filing of the S-4 to provide.

Louis Sarkes:  Did Pinnacle – who’s Pinnacle’s advisor?

Patti Hart:  Pinnacle used Lazard for our advisors.

Louis Sarkes:  Thank you.

Operator:  Thank you.  We’ll go next to James Pappello with Kern Capital.

James Pappello:  Hi, guys.  My questions were about the operating expenses.  So, we went through the gross margin.  Can you go through the R&D as a percent of sales and marketing and selling and then G&A and how they’re going to shake out?

David Krall:  Not at this time.  When the transaction closes, we will provide more specific guidance.  At this point, we’re really just trying to give everybody a picture of what the bottom line might look like, which is why we talked about the 10 cents of accretion and $3.20 per share, but we’re really not prepared to talk about the details of the P&L above that at this time.

James Pappello:  OK.  Other than that, when we look at core Avid products even prior to M-Audio, were gross margins rising or falling?

Paul Milbury:  Over the last several years, average gross margins have been rising primarily in our video unit.  And from 2004 to 2005, they were expected to be relatively stable – around 56 percent.

James Pappello:  OK.  And aside from the gross margins going down a couple of hundred basis points relating to this Pinnacle acquisition, what should we think about gross margins going forward?

Paul Milbury:  Again, we’re not prepared to give specific guidance at this point in time.  And just to sort of correct that statement that you just made, I didn’t say that we expected our gross margins to go down 200 basis points.  The question was is it more likely two percent or 10 percent, and I said I wasn’t going to be specific, but two is closer than 10.

James Pappello:  OK.

Paul Milbury:  And you can – you can – you can do the math yourself if you want to looking at historical data to get some idea of it.  Obviously we would expect things to change going forward.

James Pappello:  OK.

Operator:  Thank you.  We’ll go now to Sam Sabbagh with Quattro Global Capital.  And just a reminder before we do go to Sam, if you do have a question, please press star one on your touch-tone phone.  Sam, your line is open.

(Efty Telefergado):  Yes, it’s (Efty Telefergado) with Sam Sabbagh.  What is the status of the patent litigation at Pinnacle?  And I was wondering if there’s any protections in the merger agreement with respect to that litigation.

David Krall:  OK, yes, I think we’ll let Patti comment on that.

Patti Hart:  Yes, I think, you know, we’re – thanks for letting me comment on something I’m not able to comment on.  So, you know, we have one pending litigation – has been pending for some time, and I’m not in a position to, you know, comment at this point.  Yes, you can refer to the last 10-Q and I think get the most current update.

Sam Sabbagh:  OK, thank you.

(Efty Telefergado):  Thank you.

Operator:  Thank you.  We’ll go now to Paul Coster with JP Morgan.

Paul Coster:  Yes, a couple of quick ones – Paul, is there a (color) on this deal?

Paul Milbury:  No.

Paul Coster:  OK, and the second question is, David, as you start to think about the integration challenge ahead, what are your sort of principles regarding the organization and, you know, the sales and the sales team in particular, but also the other functions?

David Krall:  Well, we can’t comment yet on – in terms of specifically what we would do.  Obviously we’ve spent months looking at this opportunity, and we think that there are plenty of ways that we’re going to be able to leverage the strengths in each organization as we move forward.  So, you know, in terms of any particular plans, we’re not prepared to announce any of our integration plans at this point.

Paul Coster:  Do you have any resource at the moment currently focused on the consumer channel – retail channel?

David Krall:  Well, not focused on the channel, but we will have teams from Avid who are going to be working on looking at what our plans are for integration moving forward.  But that really kicks off officially beyond today because, as you can imagine, during the due diligence phase, there were – there was only a select group of people who were actually even made aware of the deal in order to keep it confidential.  So at this point, we can now be kicking it in to a higher gear, but obviously we both still have companies to run – public companies to run as we lead up to the closing of this transaction.

Paul Coster:  OK, got it.  Thanks.

Operator:  Thank you.  Once again as a reminder if you’d like to ask a question or if you have a follow-up question, please press star one to signal.  If you are using a speakerphone, please be sure your mute function is turned off to allow your signal to reach our equipment.  Again, that’s star one for questions.

We’ll go now back to Paul Glazer with Glazer Capital Management.

Paul Glazer:  Yes, exactly how long has this patent litigation been at issue, Patti?

Patti Hart:  Say that again – I’m sorry.

Paul Glazer:  Yes, exactly how long has this patent litigation suit been outstanding?

Patti Hart:  I think it’s been out – it’s been outstanding for four or five months.  It dates back – I mean the actual suit dates back to activities prior to that, but the suit itself has been outstanding for four or five months.

Paul Glazer:  OK, and is Avid prepared to assume this potential liability as it stands right now or does this need to be settled or proceed?  Does the litigation suit need to proceed or get settled before they will close the deal?

David Krall:  All right.  I’ll just make a quick comment on this.  We’ve looked at it.  We’re not worried about it.  It’s actually not a patent suit.  It’s an anti-trust suit, and we’re not concerned about it.

Paul Milbury:  All issues, including that issue, were clearly factored into our decision-making.

Paul Glazer:  OK.

Operator:  Thank you.  There are no further questions at this time.  Mr. Krall, I’d like to turn the conference back over to you for any additional or closing remarks.

David Krall:  All right, thank you.  I’d like to thank you all for joining us today.  I hope that we satisfied your questions on the call.  As you can tell, I hope – we are extremely excited about the possibilities that this acquisition will provide for both companies.

We see Pinnacle as a great strategic fit for Avid, and we are confident that the combination will greatly benefit both our customers and our shareholders.  So thank you again, and please don’t hesitate to call us if you have any further questions.  Thank you.

Operator:  Thank you for your participation.  That does conclude today’s conference, and you may disconnect at this time.

END

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Avid plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Avid and Pinnacle plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Avid, Pinnacle, the transaction and related matters.  Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations Director for Avid at telephone number 978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement.  Information regarding Avid’s directors and executive officers is contained in Avid’s Form 10-K for the year ended December 31, 2004 and its proxy statement dated April 16, 2004, which are filed with the SEC and available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers is contained in Pinnacle’s Form 10-K for the year ended June 30, 2004 and its proxy statement dated September 30, 2004, which are filed with the SEC and available free of charge as indicated above. The interests of Avid’s and Pinnacle’s respective directors and executive officers in the solicitations with respect to the transactions in particular will be more specifically set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which will be available free of charge as indicated above.